Exhibit 99.2

Stanley Higgins

Associate Vice President

The Nasdaq Stock Market LLC

+1 301 978 8041

By Electronic Delivery to: fk@oceantechspac.com

July 25, 2023

Mr. Francis Knuettel II

Chief Financial Officer (Principal Financial Officer)

OceanTech Acquisitions I Corp.

515 Madison Avenue

8th Floor - Suite 8133

New York, NY 10022

Re:	OceanTech Acquisitions I Corp. (the “Company”) – Staff Determination Nasdaq Symbol: OTEC

Dear Mr. Knuettel:

On January 24, 2023, Staff notified the Company that the market value of its listed securities had been below the minimum $35,000,000 required for continued listing as set forth in Listing Rule 5550(b)(2) (the “Rule”) for the previous 30 consecutive trading days. Therefore, in accordance with Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until July 24, 2023, to regain compliance with the Rule.

However, as we discussed, the Company has not regained compliance with the Rule. Accordingly, its securities will be delisted from The Nasdaq Capital Market. In that regard, unless the Company requests an appeal of this determination as described below, trading of the Company’s common stock will be suspended at the opening of business on August 3, 2023, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

Our Rules require that the Company promptly disclose receipt of this letter by either filing a Form 8-K, where required by SEC rules, or by issuing a press release. The announcement needs to be made no later than four business days from the date of this letter and must include the continued listing criteria that the Company does not meet, and a description of each specific basis and concern identified by Nasdaq in reaching the determination. 1 The Company must also submit the announcement to Nasdaq’s MarketWatch DepartmentIf the public announcement is made between the hours of 7:00 AM and 8:00 PM Eastern Time, the Company must submit the announcement to Nasdaq’s MarketWatch Department at least ten minutes prior its public release. If the public announcement is made outside of these hours, the Company must submit the announcement prior to 6:50 A.M. Eastern Time. Please note that if you do not make the required announcement trading in your securities will be halted.2

1 Listing Rule 5810(b). See FAQ #428 available on the Nasdaq Listing Center.

2 Listing IM-5810-1.

Mr. Francis Knuettel II

July 25, 2023

The Company may appeal Staff’s determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. Hearing requests should not contain arguments in support of the Company’s position. The Company may request either an oral hearing or a hearing based solely on written submissions. The fee for a hearing is $20,000. Please submit your non-refundable Hearing Request fee in accordance with the instructions provided on the attached “Check Payment Form”.3 The request for a hearing and confirmation of payment should be submitted electronically through our Listing Center4 and must be received by the Hearings Department no later than 4:00 p.m. Eastern Time on August 1, 2023.

As part of Staff’s ongoing review or in response to any submissions the Company has made or will make, Staff may identify additional deficiencies under Nasdaq's rules. The Company will be formally notified of any such additional deficiencies and the basis for them.

Please use the link, “Hearing Requests & Process” on the attached chart for detailed information regarding the hearings process. If you would like additional information regarding the hearings process, please call the Hearings Department at +1 301 978 8203.

Listing Rule 5835 prohibits communications relevant to the merits of a proceeding under the Listing Rule 5800 Series between the Company and the Hearings Department unless Staff is provided notice and an opportunity to participate. In that regard, Staff waived its right to participate in any oral communications between the Company and the Hearings Department. Should Staff determine to revoke such waiver, the Company will be immediately notified, and the requirements of Listing Rule 5835 will be strictly enforced.

If you have any questions, please contact Herve Kivuvu, Listing Analyst, at +1 301 803 8526.

Sincerely,

3 The Form also includes a “link” for payment by wire.

4To utilize our electronic form process, please create a user account, if you have not already done so. Once you create a user account, you can begin completing the Hearing Request Form. At any time, you may save your work and complete it at a later time. Upon submission, you will receive a confirmation email. Please note that prior to starting you will need the following company information: current trading symbol, Central Index Key (CIK) code or CUSIP.

NASDAQ ONLINE RESOURCES

All of our listing information and forms are available electronically on the Listing Center. In addition to facilitating electronic submission of forms, you can also use the Listing Center to access Nasdaq’s Reference Library containing hundreds of frequently asked questions and Governance Clearinghouse containing the latest updates on corporate governance and listing standards.

To help you navigate the deficiency process, we have provided links to some our most viewed resource materials.

•	Board Composition and Committee Requirements

•	Governance Clearinghouse

•	Hearings Process

•	How to Transfer to Nasdaq Capital Market

•	Information about Application of Shareholder Approval Rules

•	Initial Listing Process

•	Listing Fees

•	Listing of Additional Shares Process

•	MarketWatch Electronic Disclosure Submissions

•	Nasdaq Listing Rules

•	Reference Library: Frequently Asked Questions, Staff Interpretations and Listing Council Decisions

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□	New Company Application and Entry: The application fee is $25,000 for the Global or Global Select Market, $5,000 for the Capital Market, and $1,000 for companies applying to list Closed End Funds, Exchange Traded Funds, Index Fund Shares or other structured products. The remainder of the entry fee is due prior to the first day of trading. Nasdaq will credit all application fees paid by the Company in connection with an application that has not been closed towards the Entry Fee payable upon listing.

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